                                            Contacts:  Roy Winnick or Mark Semer
                                                       Kekst and Company
                                                       212-521-4842 or 4802


             KOLLMORGEN TERMINATES OFFER FOR PACIFIC SCIENTIFIC


WALTHAM, Mass, February 2, 1998 -- Kollmorgen Corporation (NYSE: KOL) said today that it has terminated its $23.75 per share tender offer for Pacific Scientific Company (NYSE: PSX), following this morning's announcement that Pacific Scientific has agreed to be acquired by Danaher Corporation for $30.25 per share in cash. Kollmorgen stated that no shares were purchased in its Offer and that any tendered Shares will be returned promptly. Kollmorgen also said that it has cancelled the special meeting of Kollmorgen shareholders that was to have been held on February 10, and that it is withdrawing its litigation against Pacific Scientific in U.S. District Court for the Central District of California.

Gideon Argov, Chairman, President and Chief Executive Officer of Kollmorgen Corporation, said: "Our offer of $23.75 per share for Pacific Scientific was as far as we at Kollmorgen prudently could go based solely on public information. Despite our repeated requests, Pacific Scientific declined to give us access to confidential information that might have warranted a higher offer. Accordingly, we have determined that the appropriate course of action is to terminate our offer.

"The valuation accorded Pacific Scientific by Danaher clearly validates our strategy of focusing on the high performance electronic motion control market. Our objective remains to be the leading company in this field on a worldwide basis, and we will continue to build Kollmorgen toward that end, customer by customer and product by product."

Kollmorgen's primary business is in the area of high-performance electronic motion control. Additional information can be found on the World Wide Web at www.kollmorgen.com.


                                     ###